WESTERN COPPER CORPORATION
Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Western Copper Corporation (the "Company") will be held in the Thurlow Room at 1111 West Georgia Street, Vancouver, British Columbia, on June 24, 2010 at the hour of 2:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2009.

2.	To set the number of directors at six (6).

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the ensuing year.

5.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 3rd day of May, 2010.

APPROVED BY THE BOARD OF DIRECTORS

F. Dale Corman, Chairman & Chief Executive Officer